UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   HAMDY               ESMAT Z.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. Technology Development &
   Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     37,305         D  Direct
Common Stock                                                                                     1,750          I  by Son

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $9.1250                                                                    09/23/04     10/07/04
to buy)
Incentive Stock Option (right  $10.0625        07/28/98       A         1                                 12/31/00 (1) 07/28/08
to buy)
Incentive Stock Option (right  $10.0625        07/28/98       A         8,478                             08/01/02 (2) 07/28/08
to buy)
Incentive Stock Option (right  $10.6250                                                                   07/05/96     01/05/06
to buy)
Incentive Stock Option (right  $11.7500        01/26/98       A         1,251                             10/26/01 (3) 01/26/08
to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00     07/17/06
to buy)
Incentive Stock Option (right  $16.3750                                                                                07/03/07
to buy)
Non-Qualified Stock Option     $9.2600                                                                                 10/06/05
(right to buy)
Non-Qualified Stock Option     $10.0625        07/28/98       A         19,999                            (4)          07/28/08
(right to buy)
Non-Qualified Stock Option     $10.0625        07/28/98       A         16,522                            08/01/02 (2) 07/28/08
(right to buy)
Non-Qualified Stock Option     $10.6250                                                                   07/05/96     01/05/06
(right to buy)
Non-Qualified Stock Option     $11.7500        01/26/98       A         18,749                            (5)          01/26/08
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                   08/01/00     07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750                                                                                07/03/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   200                       200           D   Direct
to buy)
Incentive Stock Option (right  07/28/98  Common Stock                   1                                       D   Direct
to buy)
Incentive Stock Option (right  07/28/98  Common Stock                   8,478                     8,479         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   11,009                    11,009        D   Direct
to buy)
Incentive Stock Option (right  01/26/98  Common Stock                   1,251                     1,251         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,722                     6,722         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,106                     6,106         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   21,016                    21,016        D   Direct
(right to buy)
Non-Qualified Stock Option     07/28/98  Common Stock                   19,999                                  D   Direct
(right to buy)
Non-Qualified Stock Option     07/28/98  Common Stock                   16,522                    36,521        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,741                    10,741        D   Direct
(right to buy)
Non-Qualified Stock Option     01/26/98  Common Stock                   18,749                    18,749        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   21,141                    21,141        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   17,594                    17,594        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 12/31/2000.
(2)
Option becomes 100% exercisable on 8/1/2002.
(3)
Option becomes exercisable as to 1 share on 10/26/2001 and 1,250 on 1/26/2002.
(4)
Option begins vesting 12/31/98 and is exercisable quarterly as to 5,000 shares in 1999, 4,999 shares in 2000, and 5,000 shares each in 2001 and 2002.
(5)
Option begins vesting on 1/26/98 and is exercisable quarterly as to 3,750 shares through 10/26/98, 5,000 shares each through
10/26/99 and 10/26/2000, and 4,999 shares through 10/26/2001.

SIGNATURE OF REPORTING PERSON
/S/ HAMDY               ESMAT Z.
DATE